Filed by Abbott Laboratories

(Commission File No: 1-2189)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Mylan Inc.

(Commission File No: 1-9114)

On July 14, 2014, Abbott Laboratories  posted the following presentation slides to its website.

Abbott-Mylan Transaction Overview

Strategic Rationale Abbott continues to actively manage and shape its portfolio for long-term, durable growth as business segments, economies and geographies evolve Abbott will sell its developed markets branded generics pharmaceuticals business to Mylan for a value of ~$5.3 billion based on Mylan’s closing stock price on Friday Abbott’s branded generics pharmaceutical business will focus on emerging markets, aligning with Abbott’s investment identity and strategy Evolving demographics and increasing patient access to health care are driving sustainable growth in emerging markets Consumers generally pay out-of-pocket for healthcare in emerging markets and seek reliable and trusted brands Transaction is expected to close in first quarter of 2015 Company Confidential © 2014 Abbott

Abbott’s Branded Generics Business in Developed Markets Going to Mylan Company Confidential © 2014 Abbott Sales of ~$2 billion in 2013 ~3,800 employees Presence in 40+ countries primarily in Europe plus Japan, Canada, Australia and New Zealand Portfolio of 100+ branded generic and specialty products Manufacturing facilities in France and Japan Presence in 40+ countries primarily in Europe plus Japan, Canada, Australia and New Zealand

Abbott’s Branded Generics Business in 2015 Company Confidential © 2014 Abbott Leading presence in emerging geographies No. 1 in India, Chile, Colombia and Peru; top 10 in Russia Strong expertise and broad portfolios in Gastroenterology, Women’s Health, CNS/Pain, Cardio and Respiratory Sales of nearly $4 billion >30,000 employees >1,500 products Leading presence in emerging geographies including No. 1 position in India, Chile, Colombia and Peru, and top 10 in Russia Includes expected additions of CFR Pharmaceuticals and Veropharm pending completion of recently announced acquisitions

Cautionary Statements Regarding Forward-Looking Information Company Confidential © 2014 Abbott This communication contains forward-looking statements that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” variations of these words and similar expressions are intended to identify these forward-looking statements. Certain factors, including but not limited to those identified under “Item 1A. Risk Factors” in the Annual Report of Abbott Laboratories (“Abbott”) on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2014, as subsequently amended, may cause actual results to differ materially from current expectations, estimates, projections, forecasts and from past results. These forward-looking statements may also include statements regarding the proposed transaction (the “Transaction”) between Abbott and Mylan Inc. (“Mylan”), including the expected timing of completion of the Transaction and anticipated future financial and operating performance and results. These statements are based on the current expectations of management of Abbott. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the companies may be unable to obtain regulatory approvals required for the Transaction, or that required regulatory approvals may delay the Transaction or result in the imposition of conditions that could cause the companies to abandon the Transaction, (ii) the risk that the stockholders of Mylan may not approve the Transaction, (iii) the risk that the conditions to the closing of the Transaction may not be satisfied, (iv) the risk that a material adverse change, event or occurrence may affect Abbott and Mylan prior to the closing of the Transaction and may delay the Transaction or cause the companies to abandon the Transaction, (v) the possibility that the Transaction may involve unexpected costs, liabilities or delays, (vi) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the Transaction, and (vii) the risk that disruptions from the Transaction will harm relationships with customers, employees and suppliers. No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement will be achieved or will not be affected by the factors cited above or other future events. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Abbott does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations, except as required by law. Additional Information and Where to Find it In connection with the proposed Transaction, a newly-formed Netherlands public limited liability company (“New Mylan”) will file with the SEC a registration statement that includes a preliminary prospectus regarding the Transaction and Mylan will file with the SEC a proxy statement with respect to a special meeting of its shareholders to be convened to approve the Transaction. The definitive proxy statement/prospectus will be mailed to the shareholders of Mylan. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABBOTT’S DEVELOPED MARKETS PHARMACEUTICAL BUSINESS, MYLAN AND THE TRANSACTION. Investors will be able to obtain these materials, when they are available, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement, when they become available, may be obtained free of charge by accessing Mylan’s website at www.mylan.com/investors or by writing Mylan at 1000 Mylan Boulevard, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors may also read and copy any reports, statements and other information filed by Abbott and Mylan with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Mylan and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding Mylan’s directors and executive officers is available in its proxy statement filed with the SEC by Mylan on March 10, 2014, in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.